Item 1(a) Name of issuer:
The McClatchy Company
Item 1(b) Address of issuer's principal executive offices:
2100 Q Street, Sacramento, CA 95816-6899
2(a) Name of person filing:
BESTINVER GESTION S.A., SGIIC
2(b) Address or principal business office or, if none, residence:
Madrid (SPAIN) Calle Juan de Mena, no. 8, 28014
2(c) Citizenship:
Spanish
2(d) Title of class of securities:
Class A Common Stock
2(e) CUSIP No.:
US5794891052
Item 3. If this statement is filed pursuant to paragraph 240.13d-1
(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)
(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) [ ] An investment adviser in accordance with
paragraph 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with paragraph 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with paragraph 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)
(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [  ] A non-U.S. institution in accordance with art.240.13d-1(b)(1)(ii)(J);
(k) [  ] Group, in accordance with art.240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
art.240.13d-1(b)(1)(ii)(J),
please specify the type of institution: ____
Item 4. Ownership
(a) Amount beneficially owned: 3.080.257
(b) Percent of class: 4,91%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3.080.257
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3.080.257
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the
Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any
transaction having that purpose or effect.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 28th, 2015
Manuel Martinez Jerez and Alfonso Garcia Aragoneses.
Signature. MANUEL MARTINEZ JEREZ   ALFONSO GARCIA ARAGONESES.
Name/Title. Joint representatives. Powers of attorney were already filed with the Securities Exchange Commission by fax in the application for Edgar Access Codes.